UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 November 2018
Release Number	26/18

Capital allocation briefing

BHP will be holding an investor and analyst briefing today in Melbourne on BHP’s Capital Allocation Framework.

The purpose of the briefing is to provide greater detail in relation to BHP’s capital allocation processes, and greater transparency on BHP’s approach to capital allocation and investment decisions.

The presentation is available on BHP’s website at: https://www.bhp.com/-/media/documents/media/reports-and-presentations/2018/181121_CapitalAllocationBriefing.pdf

The webcast of the briefing will be available at: https://edge.media-server.com/m6/p/nxkxg8iw

Further information on BHP can be found at: bhp.com

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

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Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

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Members of the BHP Group which is headquartered in Australia

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BHP Capital allocation briefing Peter Beaven 21 November 2018 Port Hedland

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Non-IFRS and other financial information BHP results are reported under International Financial Reporting Standards (IFRS). This presentation may also include certain non-IFRS (also referred to as alternate performance measures) and other measures including Underlying attributable profit, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Underlying EBIT, Adjusted effective tax rate, Controllable cash costs, Free cash flow, Gearing ratio, Net debt, Net operating assets, Operating assets free cash flow, Principal factors that affect Underlying EBITDA, Underlying basic earnings/(loss) per share, Underlying EBITDA margin and Underlying return on capital employed (ROCE) (all references to return on capital employed refer to Underlying return on capital employed), Underlying return on invested capital (ROIC). These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. Presentation of data Unless specified otherwise: operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s 2018 Annual Report. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Capital allocation briefing 21 November 2018 2

Key messages Capital allocation is a key enabler of our purpose to grow long-term shareholder value and returns Lessons learned Capital allocation Managing cyclicality Balancing risk / reward Value and returns The mining industry is capital intensive but investments have at times been poor We have improved our capital allocation approach to support better decisions Our Capital Allocation Framework provides a transparent hierarchy, accountability and discipline Centralised capital prioritisation drives purer competition for capital and reduces bias Flexibility from a stronger balance sheet and payout ratio dividend policy Use of price ranges and portfolio scenarios to ensure resilience Accepting and managing risk is inherent to value creation Focus on a range of risk and return measures to evaluate opportunities Improvements are significant, sustainable and are driving improved value and returns All investments tested against additional cash returns to shareholders Capital allocation briefing 21 November 2018 3

The importance of capital allocation Over the long term, capital allocation is a key driver and differentiator of company performance Value vs Returns – CY97-CY181,2,3 (TSR CAGR, %) 30 BHP 15 0 0 10 20 (15) Note: Bubble size represents Enterprise Vale (US$bn) (30) ROACE, % Value vs Returns – CY151,2,3 (TSR, %) 30 15 0 0 10 20 (15) BHP (30) ROACE, % Miners, oil and gas majors Other companies Source: Bloomberg. 1. Miners, oil and gas majors include: Anglo American; BP; Chevron; ExxonMobil; Glencore; Rio Tinto; Shell; Vale. 2. Other companies include: Apple; AT&T; BASF; General Electric; HP; IBM; Samsung; Siemens; Volkswagen. 3. ROACE: Return on average capital employed; TSR: Total shareholder returns. Capital allocation briefing 21 November 2018 4 Miners, oil and gas majors Other companies

Where did the industry go wrong? Pro-cyclical investing has destroyed value and eroded returns Top 40 industry1 and BHP cumulative metrics (CY08 – CY17) (US$ billion) 1,000 800 600 400 200 0 Investment Shareholder Impairments returns BHP Top 40 industry Capital and exploration expenditure and commodity basket index2 (US$ billion) (Index, FY01=100) 25 700 20 560 15 420 10 280 5 140 0 0 Jun 01 Jun 05 Jun 09 Jun 13 Jun 17 BHP capital and exploration expenditure (LHS) Commodity basket index (RHS) BHP ROCE and total assets (%) (US$ billion) 30 150 20 100 10 50 0 0 FY01 FY16 FY18 ROCE (LHS) Total assets (RHS) 1. Source: PwC Mine 2018 report and BHP analysis. Top 40 analysis represents global mining industry as represented by the top 40 mining companies by market capitalisation. 2. Commodity basket index: comprises oil, copper, iron ore and metallurgical coal. Capital allocation briefing 21 November 2018 5

Our strategic framework Strategy is integral to capital allocation Capital prioritised for safe operations and value-add technologies Robust assessment of option suite to maximise returns for commensurate risk Leading culture and capabilities World-class assets Value and Highly attractive commodities Analysis of portfolio outcomes using price protocol ranges, sector attractiveness framework, scenario analysis Capital allocation briefing 21 November 2018 6

Improving capital allocation

Enhanced capital allocation processes to better manage cyclicality and improve capital productivity

Strategy	**Strategy provides long-term context to today's capital allocation decisions** • Informs capital allocation to enable evolution from today's optimal portfolio to the optimal portfolio in the future • Long-term scenarios to test portfolio resilience and identify new opportunities as demand patterns evolve • Option-based approach with rigorous capital competition supports competitive advantage in range of future states
Capital Allocation Framework	**Transparent capital hierarchy promotes accountability and discipline** • Reduced debt by ~US$15 billion over last two years and established target net debt range of US$10 to US$15 billion • Minimum 50% payout ratio policy ties dividends to company performance • Improved capital discipline with all investments tested against additional returns to shareholders
Evaluation	**Greater appreciation of risk as well as reward in all investment decisions** • Quantitative and qualitative risk assessments with a broad range of return metrics • Range-based forecasts, stress testing and sensitivity analysis to manage volatility • Capital prioritisation fully considers 'optimise without capital' alternative and opportunity cost
Organisation structure	**Centralised capital prioritisation encourages greater competition for capital** • Separation of sponsor and analysis to remove unconscious bias • Earlier Board reviews incorporated into project tollgating process • Post investment lessons critically examined and embedded

Capital allocation briefing
21 November 2018
7
BHP

Our framework promotes discipline in all capital decisions

Transparent capital allocation hierarchy


Operating productivity
Capital productivity
Maximise cash flow through lower costs, productivity, technology and culture
Net operating cash flow
Maintenance capital
Strong balance sheet
Net debt range of US$10 to US$15 billion
Dividend policy linked to the performance of our business
Minimum 50% payout ratio dividend
Excess cash flow
Less than US$8 billion in capital and exploration expenditure per annum to FY20
Debt reduction
Additional dividends
Buy-backs
Organic development
Acquisitions/ divestments
Maximise value and returns
~US$23 billion cash returns to shareholders announced since 1 January 2016
ROCE to ~20% by FY22 (at FY17 prices)

Capital allocation briefing
21 November 2018

8

BHP

Holistic and objective end-to-end capital allocation process More integrated approach to capital allocation across assets, finance and commercial functions Capital structure and shareholder returns Investment Strategy evaluation Market Capital and prioritisation scenario analysis Capital Allocation Framework Maximise value and returns Capital allocation briefing 21 November 2018 9

Increased rigour in our evaluation approach

Scenario and range analysis underpins robust assessment of investment decisions

Shareholder considerations
- Share price
- Additional dividend amounts
- Share buy-backs
- Licence to invest

Project considerations
- Risk considerations
- Industry cost-curve position
- Embedded optionality
- Exit / deferral options



Valuation multiple
Base value
Cash returns
Shareholder
NPV[1]
Risk metrics
Optionality
Capital Efficiency Ratio
IRR[1] and Payback
Margin
Projects
Maximise returns
Portfolio
ROCE[1]
Commodity balance
Net operating cash flow
Free cash flow

Portfolio considerations
- Strategic fit
- Portfolio risk
- Scenario / stress testing
- Opportunity cost

1. NPV: Net Present Value; ROCE: Return on average capital employed; IRR: Internal Rate of Return.

Capital allocation briefing
21 November 2018
10
BHP

Broad suite of attractive opportunities Comprehensive approach to evaluate and rank opportunities based on returns, risk and optionality Optionality In execution Orphan Basin exploration (Petroleum) Ecuador exploration (Copper) Trion appraisal (Petroleum) Olympic Dam open pit expansion (Copper) WAIO outer harbour (Iron ore) Onshore US (Petroleum) Higher return Lower return South Flank (Iron ore) Atlantis Phase 3 (Petroleum) Mad Dog Phase 2 (Petroleum) Spence Growth Option (Copper) Scarborough (Petroleum) Jansen Stage 1 (Potash) Higher risk Lower risk Capital allocation briefing 21 November 2018 11

Changes are embedded, sustainable and delivering Rebuilding trust takes time and we will be judged on delivery, but changes are embedded and working well Returns to shareholders and capital and exploration expenditure1 (US$ billion) 16 8 0 (8) (16) (24) South32 demerger3 FY13 FY14 FY15 FY16 FY17 FY18 FY19e2 Capital and exploration expenditure Progressive dividend Onshore US proceeds Additional dividend amount 50% payout ratio dividend Net 1. Dividends represent dividends determined for the period. Capital and exploration presented on a total operations basis up to FY14. 2. FY19e dividend assumes minimum 50% payout ratio dividend amount only based on 2018 consensus prices. 3. South32 demerger value based on market capitalisation using 5-day volume weighted average prices between 18 to 22 May 2015 inclusive. Capital allocation briefing 21 November 2018 12

Changes are embedded, sustainable and delivering

Outcomes since the implementation of the Capital Allocation Framework at the beginning of 2016

Debt

Over US$15 billion of debt reduction

At low end of the US$10 to US$15 billion net debt range

Additional dividends

US$9 billion of additional dividends announced

US$3.8 billion paid

US$5.2 billion special dividend announced

Buy-backs

US$5.2 billion Limited off-market buy-back announced

~US$2.2 billion of franking credits expected to be released

Organic development

US$15 billion invested

3 major projects sanctioned at average IRR of ~20%[1]

5 latent capacity projects sanctioned at average IRR of ~60%[1]

8 exploration wells encountered hydrocarbons

Acquisitions/ divestments

Close to optimal portfolio

Onshore US sold for US$10.8 billion

Successful bid for Trion oil discovery in Mexico

Strategic position in SolGold copper exploration project

1. Average returns: Major project returns at consensus price forecasts at the time of Board approval; latent capacity project returns as presented in May 2018 at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference.

Capital allocation briefing
21 November 2018
13
BHP

Our plans are delivering

Rebuilding trust takes time and we will be judged on delivery, but changes are embedded and working well



Returns
(ROCE[1], nominal %)
20
15
10
5
0
FY16
FY17
FY18
FY19e
FY17 average realised prices
Actual/forecast



Base value[2]
(Index, FY16=100)
150
125
100
75
50
FY16 plan
FY17 plan
FY18 plan
FY17 average realised prices
Consensus prices

1. Represents annualised attributable profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Capital employed is net assets before net debt. Presentation of future Underlying Return on Capital Employed (ROCE) does not constitute guidance and represents outcomes based on differing price and other scenarios.
2. As presented at the Bank of America Merrill Lynch 2018 Global Metals, Mining and Steel Conference on 15 May 2018. Reflects the planning forecasts at the time before the addition of upside opportunities.

Capital allocation briefing
21 November 2018
14
BHP

We have the assets, capability, discipline and options

Our plans show ROCE to 20% by FY22 (at FY17 prices) and improvement in base value

Debt	Additional dividends	Buy-backs	Organic development	Acquisitions/ divestments
Net debt range of US$10 to US$15 billion To remain at lower end in current price environment Supports counter-cyclical investments Efficient return on equity focus	Committed to cash returns to shareholders Considered at each half-yearly period 50% of shale proceeds to be returned in January 2019 via special dividend	Compete with investments and additional dividends Risk and return metrics fully considered 50% of shale proceeds to be returned in December 2018 via off-market buy-back	<US$8 billion capex per annum to FY20 Latent capacity projects deliver average returns >100%[1] Future options deliver average returns ~17%[1] Continued focus on replenishing resource through exploration	Need to compete with internal options Potential for more copper and oil growth Focused on early stage high risk / high return opportunities

1. Average returns: Latent capacity project and future options returns as presented in May 2018 at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference.

Capital allocation briefing
21 November 2018
15
BHP

Key messages Capital allocation is a key enabler of our purpose to grow long-term shareholder value and returns Lessons The mining industry is capital intensive but investments have at times been poor learned We have improved our capital allocation approach to support better decisions Capital Our Capital Allocation Framework provides a transparent hierarchy, accountability and discipline allocation Centralised capital prioritisation drives purer competition for capital and reduces bias Managing Flexibility from a stronger balance sheet and payout ratio dividend policy cyclicality Use of price ranges and portfolio scenarios to ensure resilience    Balancing Accepting and managing risk is inherent to value creation risk / reward Focus on a range of risk and return measures to evaluate opportunities Value and Improvements are significant, sustainable and are driving improved value and returns returns All investments tested against additional cash returns to shareholders Capital allocation briefing 21 November 2018 16

BHP

Capital allocation briefing: deep dive Capital structure and shareholder returns Investment Strategy evaluation Market Capital and prioritisation scenario analysis Capital Allocation Framework Maximise value and returns Capital allocation briefing 21 November 2018 18

Capital allocation process LICENCE TO INVEST Continuous improvement GOVERNANCE Strategy Corporate strategy Macro-economics Commodity Price Protocols Planning Opportunity Life of Capital 5-year 2-year Board assessment Asset plans prioritisation plan budget Minor and sustaining, Execution Tollgates Approvals initiatives, growth, M&A Capital allocation briefing 21 November 2018 19

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Market and scenario analysis: Key messages Market and scenario analysis narrows the range of future uncertainty, supporting better investment decisions today Differentiated Minerals and energy portfolio diversity enables a holistic view of the global landscape view Integrated commercial and finance functions provide end-to-end market intelligence Independent Forecast commodity price ranges compiled independently of project sponsors & objective Price forecasts applied consistently across the Company Through Structures, accountabilities and methodologies seek to mitigate bias and pro-cyclicality the cycle More stable long-run views based on strong fundamental analysis enable counter-cyclical thinking Robust Scenario, range, counterfactual and shock event analysis exposes most significant uncertainties methods Stress test core beliefs and key assumptions that underpin our ‘business as usual’ projections Rigourous Holistic fundamental analysis synthesizing macro, sectoral, technological, market and ‘geo’ drivers foundations Deep understanding of the operating environment, including detailed external benchmarking Capital allocation briefing 21 November 2018 20

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Our portfolio and structure provide unique perspective A holistic view of the global landscape, enabled by our portfolio diversity and end-to-end commercial insights Diversity of our commodity portfolio Integrated commercial and finance functions Copper Technical Sales marketing Iron ore Oil & gas Supply side Procurement Market intelligence Market analysis analysis Coal Potash Strategy Logistics Capital allocation briefing 21 November 2018 21

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation More stable long-term views and internal consistency drive a level playing field in the competition for capital Our internal research showed We are now more stable, … more objective, … we were pro-cyclical and biased towards recency Less volatility in long-term Independent team forecasts, especially instability drives internal consistency stemming from recency bias across all projections We have addressed both the technical and human factors behind pro-cyclicality and recency bias more technically proficient, … and more measured. Engineering out inadvertent    Mid case de-emphasised pro-cyclicality in methodology in favour of plausible ranges and considering views of and probability weighted risk supply and demand experts Capital allocation briefing 21 November 2018 22

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia This is the tip of the iceberg – what’s beneath the surface? Our forecasts are built on rigourous foundations; and are routinely challenged by robust methods Short term Medium term Long term Growth in New demand Policy Growth New copper & Steeper cost population, centres and uncertainty moderating oil supply curves wealth themes Decarbonisation Sentiment Prudently Sustainable Emerging Asia and Technology mixed cautious productivity electrification Forecasts Scenarios Capital allocation briefing 21 November 2018 23

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Deep understanding of the operating context Synthesizing macro, sectoral, technological and ‘geo’ factors with commodity specific dynamics Living standards Metal intensity Energy intensity Technological diffusion Policy drivers & demography Acknowledging ‘Geo’ factors Supply dynamics Cost dynamics Price dynamics uncertainty Geology Geography High-Low range Geopolitics Geoeconomics Capital allocation briefing 21 November 2018 24

Market and scenario analysis | Strategy | Capital structure and shareholder returns | Investment evaluation | Capital prioritisation | Capital stewardship: Minerals Australia

Tracking demand dynamics on all time horizons

Short-term shocks
Sino-US trade tensions

Dynamic modelling of potential shocks, allied to bottom-up expertise, equips us to anticipate and prepare for potential stress


Impact on baseline China GDP forecast
Scenario 1
Symbolic retaliation
Scenario 2
Escalated tensions
Scenario 3
Trade war
2017
2027

▶ How resilient is our Balance Sheet to shocks?

Medium-term shifts
China's new reform era

Quality differentials likely to be durable;
China's mill fleet becomes bigger, coastal & greener;
Belt & Road a key enabler of Eurasian development


Belt & Road Initiative
China
Supply-side reforms
Quality differentials
Steel demand per capita[1]
Copper demand per capita[1]
Global
BRI
Global
BRI
Environmental resolve

▶ How do we replace declining Yandi volumes?

Long-term risks & opportunities
Electrification of transport

EV share of light vehicle sales is set to grow, potentially increasing demand for copper and nickel, while lowering demand for oil


EV share of LDV sales range
0%
EV share of LDV fleet range
0%
2010
2050

▶ How is our portfolio set up to leverage EV trend?

Source: All data shown based on internal BHP analysis. Abbreviations: GDP – gross domestic product; BRI – Belt and Road Initiative; EV – electric vehicle; LDV – light duty vehicle.
1. BRI figures shown for demand per capita exclude China; steel figures represent average for 2016; copper figures represent average for 2017.

Capital allocation briefing
21 November 2018
25
BHP

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Strategy: Key messages Our strategy creates long-term value for shareholders Scenario Long-term scenarios to test portfolio resilience and identify new opportunities under materially different worlds analysis Strategic Maximise shareholder value and returns by driving competitive advantage through industry-leading capabilities focus applied to a portfolio of world-class assets in the most attractive commodities Optimised Strategy helps direct capital allocation enabling evolution from today’s optimal portfolio to the optimal portfolio portfolio in the future Competitive Identification of key value drivers in each of our commodity businesses: productivity, simplification, maturation of advantage our option suite; underpinned by a strong balance sheet Future Option-based approach to investments, with rigourous competition for capital, supports competitive advantage in a options range of future outcomes Capital allocation briefing 21 November 2018 26

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation We have invested in strategic capabilities in the last three years Strategic thinking Strategic framework Scenario analysis to uncover Holistic framework drives competitive opportunities and risks: from now through advantage: culture and capabilities, the very long term commodities and assets Divergent thinking, bookends to test extreme what if outcomes Strategic fit Structure and capabilities Assets must be on strategy and compete for Centralised strategy team capital based on risk-adjusted returns within Finance Filling the gaps through acquisitions and Strategic alignment in all decision-making divestments, exploration and early stage options across the Group focuses effort towards a common goal Capital allocation briefing 21 November 2018 27

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Strategic framework Leverage our values, capabilities and resources to meet the evolving needs of markets Culture and capabilities that Commodities with high economic enables the execution of our rent potential that match our business strategy to create long- capabilities term value and returns Leading Highly culture and attractive capabilities commodities Value and returns World- Assets that are resilient through class the cycle, have embedded assets growth options, and match our capabilities Capital allocation briefing 21 November 2018 28

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Strategic drivers We aspire to have industry-leading capabilities applied to a portfolio of world-class assets in the most attractive commodities Strategic capabilities Which commodities? Which assets? Market intelligence Market size Cost curve position Resource access Supply and demand gap Expansion options (i.e. growth potential) Capital allocation Resource life Potential to capture rent Value conversion Capital intensity Risk of disruption Social value Alignment with our capabilities Country risk Capital allocation briefing 21 November 2018 29

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Strategic process Continually assessing our competitive advantages and future fitness of portfolio Present Future portfolio portfolio Examples of Drivers of strategic themes competitive advantage Electrification of transport Culture and capabilities China centric world Value-conversion, Competitive de-risking Adding new Hypothesis Commodities advantage Rise of artificial and resources testing assessment intelligence exercising Competitive options portfolio of options and Advances in materials science assets Assets Food insecurity Capital allocation briefing 21 November 2018 30

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Capital structure and shareholder returns: Key messages Strong balance sheet and payout ratio dividend underpin financial flexibility Capital Allocation Framework embeds Treasury in balance sheet, distribution and investment decisions Integrated Treasury an increasingly proactive influence in capital allocation Through US$10-15 billion net debt range provides optimal balance of flexibility, optionality and efficiency the cycle Provides downside protection and supports our ability to invest counter cyclically Scenario Forward-looking probabilistic and deterministic analysis to stress test the balance sheet and dividend payments analysis Consistently test affordability of planned portfolio and investments Robust Strong liquidity provides buffer from volatility liquidity Debt portfolio remains diversified and long dated Shareholder Minimum 50% payout ratio dividend policy better suited to cyclical cash flows and supports counter-cyclical investment returns Additional distributions assessed through application of Capital Allocation Framework Capital allocation briefing 21 November 2018 31

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation Through the Capital Allocation Framework, Treasury is embedded in investment and capital returns decisions Integrated Commerciality Treasury expertise embedded in Best practice from bank and strategic decisions corporate treasuries Integrated approach to Financial Risk Management Commercial mindset in transaction structuring Transparent Risk Clear Treasury frameworks for Increased focus on internal capital, market and balance sheet and liquidity credit risks US$10-15 billion net debt target range Range-based forecasts and stress testing to manage volatility Minimum 50% payout ratio dividend policy Capital allocation briefing 21 November 2018 32

Market and scenario analysis | Strategy | Capital structure and shareholder returns | Investment evaluation | Capital prioritisation | Capital stewardship: Minerals Australia

Strong balance sheet

A strong balance sheet provides stability, flexibility and optionality through the cycle

Stress tested metrics

Balance sheet tested under a range of price scenarios

- Buffer for price moves protects the company and ensures ability to act counter-cyclically
- Consistently testing affordability of cash returns and investment

Debt management

Diversified and long-dated maturity profile

- Lower gross debt and long weighted average life of debt
- Staggered maturity profile for added flexibility

Strong liquidity

Shielding the business from volatility

- Undrawn committed US$6 billion Revolving Credit Facility
- Enhanced liquidity framework better caters to volatility

Net debt target range

Transparent target range provides stability and flexibility

- Net debt to move counter-cyclically
- Range can be temporarily breached for the right opportunity with pathway back to range

Illustrative net debt range through the cycle


Mid prices
Stress prices
Mid prices
Target US$10-15 billion net debt range
Time=0
Price index
Net debt
Net debt with counter cyclical investment embedded¹
FFO ratio² with counter cyclical investment embedded

1. Assumes US$5 billion acquisition of early-stage opportunity.
2. FFO ratio: Funds From Operations/Net Debt.

Capital allocation briefing
21 November 2018
33
BHP

Market and scenario analysis | Strategy | Capital structure and shareholder returns | Investment evaluation | Capital prioritisation | Capital stewardship: Minerals Australia

Minimum 50% payout ratio dividend and additional returns

Rewarding our shareholders whilst maintaining flexibility

Minimum dividends

Payout ratio better suited to cyclical cash flows

- Committed to cash returns – important component of TSR[1]
- More responsive to changes in conditions
- Reduces volatility in net debt
- Supports counter-cyclical investing

Additional amounts

Considered through Capital Allocation Framework

- Additional US$9 billion over minimum dividend announced since February 2016[2]
- Balance sheet position considered when determining amount of excess cash available
- Additional shareholder returns compete with investments

Strength and flexibility

Better placed for the next downturn

- Debt moving counter-cyclically while dividends move pro-cyclically
- Supports improved capital allocation through the cycle

Payout ratio dividend policy responds to market conditions


(Dividends determined, US$ billion)
(Commodity index, FY08=100)
10.0
7.5
5.0
2.5
0.0
200
150
100
50
0
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19e[3]
Special dividend
Progressive dividend
Additional amount
50% payout dividend
Commodity basket index (RHS)

1. TSR: Total shareholder returns.
2. US$3.8 billion additional dividend amounts returned in last two years, plus US$5.2 billion special dividend announced in relation to Onshore US divestment.
3. Assumes minimum 50% payout ratio dividend amount only based on 2018 consensus prices.

Capital allocation briefing
21 November 2018
34

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Share buy-back analysis The Capital Allocation Framework underpins the form of returns of the shale proceeds Materiality thresholds for off-market Buy ‘cheapest to deliver’ vs on-market buy-backs Size Cost (Ltd with up to 14% off-market Buy-back limit of 10% of shares discount versus DLC spread) outstanding Risk and return metrics fully Risk and Strong Diversity of shareholder views considered (share price, FX, shareholder Shareholder return (institutional perspective, retail commodity prices, competitiveness value/returns base metrics preference for dividends) relative to other investments) Efficiency of franking credit Net asset value per share, earnings Franking Market distribution to reflect investor per share and dividend per share credits metrics preferences and value implications accretion Capital allocation briefing 21 November 2018 35

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Investment evaluation: Key messages Thorough approach to investment evaluation to optimise our decisions Broad suite of attractive opportunities across commodities and time periods Portfolio Objectively assessed through comprehensive risk-return framework across the development life cycle Wide range of metrics to assess returns across project, portfolio and shareholder level Return Used in conjunction to provide holistic view on returns Full risk assessment across quantitative and qualitative criteria Risk Consider full set of material risks relevant to each capital allocation decision Risk-adjusted Our focus on risk-adjusted returns allows us to better understand embedded optionality and value returns Appropriately considering the investment risk and reward characteristics enables better decisions Constantly replenishing options with flexibility at entry and exit points to manage risk Options Focus on options with a low cost of carry Capital allocation briefing 21 November 2018 36

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation Structural changes to our investment evaluation processes to improve objective opportunity assessment Strategic Transparent Centralised opportunity assessment to increase Early and iterative investment review process strategic alignment and reduce bias Fully incorporate impacts of incremental Simplified processes and robust internal supply in investment decisions capability enable fast investment decisions Capital Allocation Working Group formed and recommendations implemented Objective Flexible Quantitative and qualitative risk-return analysis Assets identify and optimise opportunities Focus on a range of inputs and outcomes Low, medium and high scenarios considered to understand volatility to improve downside protection Standardised across major, minor projects, exploration and M&A    Capital allocation briefing 21 November 2018 37

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Project risk-return assessment A broad range of metrics used to assess risk-returns across project, portfolio and shareholder level Metrics used in conjunction to provide Investment return must at least match the returns from comprehensive view on returns alternatives with similar risk and time horizons Risk-adjusted • Appropriate risk-return balance returns • Consistent long-term assumptions Valuation multiple • Returns at project, portfolio and shareholder level Base Cash value returns Tested against higher of cost of capital or return of Shareholder Opportunity share buy-back NPV cost of capital • Flexibility according to market conditions ROCE Maximise Risk returns metrics Commodity Consideration of option value potential balance Optionality • Future expansion options considered Incorporating • Exploration, early stage M&A, organic options real options Capital Net • Capital allocation guides investment decisions across Efficiency operating real options Ratio cash flow IRR and Payback Free Margin cash flow Capital allocation briefing 21 November 2018 38

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Focused on risk-adjusted returns Simple hurdle rates may prevent us from making optimal decisions • Investment into Tier-1 assets have been highly value accretive, returning Appropriately considering the investment risk and reward characteristics significantly above the market average for ~30 years enables better investment decisions – these investments may have been missed if the decision was based on a hurdle rate, rather than their risk and reward characteristics Cash flow distribution Real options and payback • In Onshore US, the expected high returns on short-cycle investments with volatile commodity prices were not realised – we have learnt from this • Near vs long-term view on • Multiple commodity price cash flows cycle improvement Asset returns (annualised)1,2 • Period of time initial capital is • Assessing expansion, (%) at risk deferral and exit costs 30 ~25% 25 20 Industry cost curve Downside / upside ~15% ~14% 15 position risk distribution 10 5 • Sustainable high margins • Probabilistic analysis 0 Escondida WAIO Bowen Basin Coal³ enabled • Cost curve steepness Original expected Actual S&P Index 30 year average • Understanding of both downside and upside risk 1. IRR real on a risked, 100% basis. Indicative internal analysis. 2. Source: Thomson Reuters, BHP. Market indices reflected with Total Shareholder Return (TSR). 3. Includes BMA, BMC and Gregory Crinum. Capital allocation briefing 21 November 2018 39

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Holistic approach to project risk Improved understanding of risk is driving better investment decisions Quantitative risk Qualitative risks Integrated risk assessment 6 Operational risk HSEC exposure 5 4 Macroeconomic risk Geopolitical risks 3 Corporate Capability V. Low Mid High High Project NPV distribution 0 (US$ billion) Capability / experience Issues Risk 1 0 2 4 6 Major 2 P90 Mean P10 Others >2 Understand NPV and IRR ranges to Qualitative risks assessed using Consider full set of material risks mitigate downside risks and improve dedicated framework relevant to each capital allocation certainty of outcomes decision to compare against returns    Capital allocation briefing 21 November 2018 40

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Broad suite of attractive opportunities Comprehensive approach to evaluate and rank opportunities based on returns, risk and optionality Optionality In execution Orphan Basin exploration South Flank Higher (Petroleum) (Iron ore) return Ecuador exploration Atlantis Phase 3 (Copper) (Petroleum) Trion appraisal Mad Dog Phase 2 (Petroleum) (Petroleum) Olympic Dam open pit expansion Spence Growth Option (Copper) (Copper) WAIO outer harbour Scarborough (Iron ore) (Petroleum) Lower return Onshore US Jansen Stage 1 (Petroleum) (Potash) Higher risk Lower risk Capital allocation briefing 21 November 2018 41

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Capital prioritisation: Key messages Improved capital prioritisation is encouraging purer competition for capital and driving improved capital productivity Fundamental Bottom-up scenario and range analysis to consider the optimal level of investments analysis Greater rigour in option evaluation mitigates downside risks and improves certainty of outcomes Structured Opportunity assessment starts at the assets before competing centrally approach Bottom-up build during the Life of Asset planning process Multi- Weighing optimal capital towards balance sheet strength, growth, M&A and shareholder returns disciplinary Incorporating input from other areas of the business (including treasury, marketing, tax, accounting and projects) Portfolio Capital allocation framework provides level playing field for diverse opportunities to compete optionality Growth, exploration and early stage M&A options assessed from a portfolio perspective Time Lessons learnt from the past to better manage inevitable cyclicality of the mining industry horizons Embedded in our short, medium and long-term decision-making Capital allocation briefing 21 November 2018 42

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation Fundamental changes to our capital prioritisation processes to enable objective portfolio assessment Holistic Competitive Capital prioritised from a portfolio perspective Purer competition for capital consistent with long-term strategy, drives capital productivity to ensure maximum value and returns Investment tested against buy-backs Includes major, minor & sustaining projects, and acquisition options latent capacity, exploration, technology and functional initiatives Objective Discipline Capital prioritisation managed centrally Standardised investment and evaluation approach to avoid bias from asset submissions Fully consider risk vs reward, qualitative factors Whole of portfolio view drives better decisions and investment constraints Guided by the Capital Allocation Framework Capital allocation briefing 21 November 2018 43

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Capital prioritisation is integral to our planning process Capital prioritisation bridges planning across all time horizons to ensure alignment with strategy and day-to-day operations Corporate Opportunity Capital 5-year 2-year Value & Life of Asset strategy assessment prioritisation plan budget returns Focus on Assessment of an Long-term plan to Optimise Rolling plan to Rolling budget, Ensuring stronger competitive asset’s options to maximise allocation and outline actions the prepared annually outcomes for our advantage grow value and resource timing of capital to assets/functions in monthly shareholders considering a economic value deliver a portfolio will take in the increments range of and inform plan representing medium to short alternatives decisions and the most valuable term actions at the risk-adjusted asset level growth portfolio Long term Medium term Short term Capital allocation briefing 21 November 2018 44

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Structured approach to assess options Information generated by the assets Centrally assessed in corporate office with Healthy competition of options during Life of Asset planning process common criteria against other options with objective approach Optimise value for Bottom-up build up considered level of risk Strategic Scenarios Risk- Sequencing fit return Capital allocation briefing 21 November 2018 45

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Bottom-up build during Life of Asset planning process Assets identify different options to grow value of the business and include these in their Life of Asset plans Life of Asset plans for capital prioritisation incorporates: Current base plan Potential growth Minor & Sustaining: >500 options Includes latent capacity, asset integrity, compliance, risk reduction, and improvement A current long-term plan Potential growth options Technology: Value Chain Optimisation Focused on integration and automation excluding unapproved based on insights from capital projects Opportunity Assessment Value creating initiatives BHP Operating System; World Class Functions; Centres of Excellence Closure plan Asset preferred plan Growth projects: >20 options Focused on long-term opportunities Exploration: >10 regions Plans for closure are A long-term plan preferred Focused on Petroleum and Copper incorporated into the long by the assets including Major investments evaluated against buy-back and acquisition options; term development plan value creating options global investment process underpins all major decisions Information generated by the assets during Life of Asset planning process Capital allocation briefing 21 November 2018 46

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Portfolio optionality assessed by centralised planning Options assessed from a portfolio perspective against a number of metrics The assessment of options evaluates: Valuation multiple Base Cash value returns Strategic fit Scenarios Shareholder NPV ROCE Alignment to BHP’s Stress test plans against Maximise portfolio strategy different pricing scenarios Risk returns metrics Commodity Optionality balance Risk-return Sequencing Capital Net Efficiency operating Ratio cash flow Evaluate capital projects Consider the timing of IRR and Payback Free against different risk-return options to deliver the Margin cash flow metrics optimal value Options are assessed across number of metrics at project and portfolio level Capital allocation briefing 21 November 2018 47

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Value is optimised for a considered level of risk An optimised portfolio plan represents the most valuable risk-adjusted growth portfolio The optimised portfolio plan considers: Options portfolio value (US$ billion) 40.0 Portfolio risk-return Portfolio correlation 35.0 Projects with lower than Projects with the portfolio Portfolio correlation of each 30.0 higher than the Long-term growth portfolio volatility portfolio volatility major growth project optimised on a risk-return 25.0 considered to help manage basis risk 20.0 Balance sheet Timing 15.0 Stress testing of balance 10.0 Criticality and optionality value sheet under different pricing around project execution scenarios 5.0 Increasing—Increasing individual project volatility Capital allocation briefing 21 November 2018 48

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Portfolio considerations A strong portfolio gives us stability and flexibility through the cycle Optimised Opportunities are assessed against strategic framework Group portfolio NPV Portfolio 135 Strategic • Prioritise safety in all decisions fit • Targeting the right commodity and assets • Enabled by the right internal capabilities and capacities NPV    Optimised portfolio assessed for impact on balance sheet Enterprise Balance • Stress testing the portfolio on multiple scenarios sheet • Consider size of projects and impact to capital structure impact • Explore options for partnership-based risk sharing structures (e.g. Jansen) Group portfolio returns 40% Assess options to better ‘balance’ portfolio exposures • Avoid concentration towards one economic driver (e.g. steel demand or energy) Portfolio • Stable portfolio reduces volatility of cash flows and lowers 3 risk funding costs Returns • Optionality to take advantage of opportunities throughout the 2 commodity cycle 2 6 LT 7 average capex 8 incl. exploration 9 (US$ 10 billion real) 11 Optimise value for considered level of risk Capital allocation briefing 21 November 2018 49

Market and scenario analysis | Strategy | Capital structure and shareholder returns | Investment evaluation | Capital prioritisation | Capital stewardship: Minerals Australia

Value maximised through our Global Investment Process

Fundamental process underpinning all major decisions before commitment of project capital

Global Investment Process (GIP)

Project Study

- Phased process with independently reviewed tollgates
- Management Committee oversight and endorsement through phases and execution
- Projects can be referred back to previous phases for further study, de-risking and optimisation

Project Delivery

- Constant monitoring on project execution
- Periodic reporting on Board set KPIs
- Material changes in execution trigger a Supplementary Approval Request

Project stages	Examples include
Conceptual	Escondida Debottlenecking Spence Ripios Processing Resolution
Pre-feasibility	Scarborough Olympic Dam Brown Field Expansion Hay Point Ship Loader
Feasibility	Jansen Stage 1 Atlantis Phase 3 Ruby Barracouta West
Execution	Spence Growth Option (23% complete) Mad Dog II (31% complete) South Flank (15% complete) Escondida Water Supply Expansion

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BHP

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Capital stewardship in Minerals Australia: Key messages Embedding the culture, capability and processes to drive better capital decisions through to the front line Capital Greater respect for every dollar of capital across all levels of the organisation stewardship Competition for capital and disciplined mindset now embedded throughout Competition All project capital >US$2 million goes through a robust prioritisation process for capital Capital discipline encourages innovation and more intense testing of the ‘optimise without capital’ case Significant improvement in project capital efficiency Efficiency Faster, better studies; programs of work increase synergies and reduce effort; dedicated contracts team Increased Improved project delivery in accordance with safety, time and cost targets certainty Enhanced project management across all projects throughout the portfolio Deep project expertise drives value optimisation during study phase Capability Business case to justify capital applications are better defined, bringing more scrutiny into business benefits Capital allocation briefing 21 November 2018 51

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Improving capital allocation Significant improvement in major project performance (externally benchmarked); permeated into all projects in a fit for purpose way Certainty Capital efficient Integrated planning provides stability Enhanced study expertise drives earlier value optimisation Portfolio tracking enables early escalation Greater performance benchmarking Project-specific commercial skills and discipline Disciplined Integrated Simplified operating requirements Working as a single projects community Consistent standards applied to Projects Centre of Excellence to all projects >US$10 million accelerate improvement Standard approach to safety in design to improve long-term outcomes Capital allocation briefing 21 November 2018 52

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia Disciplined approach to choose only the right projects Front-line has to justify capital demand and understand trade-offs Prioritisation of minor and sustaining capital • All projects >US$2 million must submit business case (US$) (fit for purpose) to be included in prioritisation process Iterative process to determine – grouped by type; prioritised for compliance, risk optimal level of spend Process reduction and asset integrity • Fed into iterative Group-wide prioritisation process to allow best allocation of limited resources (e.g. capital; 1 or 2 34 or or capability) integrity capacity Group Group Group Group execution reduction • All projects assessed against relevant standard metrics1In Compliance Risk Asset Sustaining Sustaining capacity improvement Sustaining capacity improvement Sustaining capacity improvement • General Managers need to compete with each other for Value the best place to invest • Increased maturity in asset integrity and sustaining RER CER capital requirements for the long term RER watermark CER watermark Prioritised Excluded $m Prioritised Excluded $m 1. Includes Capital Efficiency Ratio (CER); Internal Rate of Return (IRR); Net Present Value (NPV); Risk Efficiency Ratio (RER); Asset Integrity Assessment. Capital allocation briefing 21 November 2018 53

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia More value captured through high-quality studies Study specialists work hand-in-hand with the operation to fully evaluate possibilities before scope is locked • Invested in people with deep expertise in study Clarifier at Olympic Dam leadership • With an increased focus on brownfield projects, we How bring a ‘whole of business’ mindset to what we do (not just ‘the builder of stuff’) – shift in focus from ‘what needs to be built’ to ‘what needs to be solved’ • Identified that Olympic Dam clarifier could be replaced (rather than repaired, as originally proposed) for similar capital, but with less risk and while catering for BFX • Proved that leaving a major substation was higher Substation at Peak Downs Examples value than relocating to extract coal from underneath • Competition between iron ore mines for incremental capital proved which has best metric; changed batting order to match Capital allocation briefing 21 November 2018 54

Market and scenario analysis | Strategy | Capital structure and shareholder returns | Investment evaluation | Capital prioritisation | Capital stewardship: Minerals Australia

Significant improvement in project efficiency

We are leveraging the scale of Minerals Australia Projects to drive efficiency and continuous improvement

Measuring our performance

- We have benchmarked (internally and externally) extensively to understand project performance
- We sit at, or better than, industry averages including for study costs and durations, and construction productivity
- Underpins strong safety performance

Still more to get

- Opportunities exist through more scrutiny
  - every dollar of scope
  - engineering service provider performance
  - in-field productivity

More projects delivered to plan drives efficiency and predictability

(Minerals Australia project delivery performance, %)


100
Optimal delivery[1]
50
0
FY17
FY18
FY19
FY17
FY18
FY19
Cost
Schedule
Between stretch and threshold
Less than stretch
Greater than threshold

More efficient studies

(Study and engineering cost as % of total cost)


30
20
10
0
External benchmark
Minerals Australia
Median
Q1

1. Stretch set at P10 and threshold set at P90. Therefore, 80% of projects should be delivered between stretch and threshold.

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BHP

Market and scenario analysis Strategy Capital structure and shareholder returns Investment evaluation Capital prioritisation Capital stewardship: Minerals Australia South Flank: Getting the most out of every dollar Investment returns were compelling, but we actively analysed every element to improve efficiency Learning from past projects to optimise OHP design Delivering an improvement in capital efficiency (A$/tpa) (Capital intensity1, US$/t) 8.00 150 4.00 0.00 Yandi (RGP5) Jimblebar South Flank Design improvements means NPI supports larger fleet 100 (Heavy vehicles/bay) 10 5 0 Yandi (RGP5) Jimblebar South Flank 50 Integrated teams reduce costs and drive better outcomes (Engineering and EPCM costs as % of plant and infrastructure costs) 30 20 10 0 Mt Whaleback Yandi (RGP5) Jimblebar South Flank Mt Whaleback Yandi Jimblebar South Flank (RGP4) (RGP4) (RGP5) 1. Includes pre-commitment funding. Capital allocation briefing 21 November 2018 56

BHP

BHP
Appendix

Debt maturity profile Debt balances1 (US$ billion) 8 6 4 2 0 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 Post FY29 US$ Euro Sterling A$ C$ Bonds34 Bonds34 Bonds34 Bonds Bonds Subsidiaries % of portfolio 38% 34% 12% 3% 3% 10% Capital markets 90% Asset financing 10% 1. As at 30 June 2018. Capital allocation briefing 21 November 2018 59

Latent capacity – attractive returns, limited risk

Continuous replenishment of our suite of capital efficient, low risk, high return options supports the next wave of latent capacity

Options	IRR[1] (%)	Risk[1] (1-5)	Timing[1]	Capex (US$m)	Description
WAIO Debottlenecking	>100	•	<2 years	<250	Supply chain debottlenecking initiatives at the port and rail, and releasing latent capacity at Jimblebar to increase production to 290 Mtpa
Barracouta West Petroleum	~20	Non Operated	<2 years	~200	Brownfield tieback opportunity to existing infrastructure in the Bass Strait.
Escondida EWS Expansion	>50	••	<2 years	~500	Expansion of desalination plant to reduce groundwater usage and maximise concentrator throughput
Escondida Debottlenecking	>100	••	various	>500	Concentrator debottlenecking, sulphide leach reprocessing of ripios, truck and shovel fleet upgrades
Spence Ripios processing	~60	••	2-5 years	250-500	Reprocessing of ripios dumped since the beginning of the Spence operations
Queensland Coal Latent capacity	>100	•	>5 years	>500	Investing in stripping capacity and pipeline of productivity initiatives to shift the bottleneck towards the coal handling plants
Spence Debottlenecking	>15	•••	>5 years	>500	Processing lower grade hypogene material with increased recoveries, concentrator debottlenecking, in-pit semi mobile ore conveying
Aggregate	**>100**			**~US$4 bn**	**Up to ~2 Mt of incremental Cu eq. capacity with ~US$16 bn unrisked NPV**

1. Projects as presented in May 2018 at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference; IRR: Returns at 2018 consensus price forecasts; ungeared, post tax, nominal return; Risk profile is based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk; Timing: Represents potential first production

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BHP

Future options – worked for value, timed for returns

Investment decisions made in accordance with our capital allocation framework and fully consider the broader market impact

Options	Description	Potential execution timing	Capex (US$m)	GIP tollgate[1]	IRR[1]	Risk[1] (1-5)	Investment considerations	
Atlantis Phase 3 Petroleum	Tie back to existing Atlantis facility unlocked through Advanced Seismic Imaging	<1 year	>500	Feasibility	~25	Non Operated	- Resilient to price - Low risk, robust economics	- Non-operated JV
Ruby Petroleum	Tie back into existing processing facilities in Trinidad & Tobago	<1 year	>150	Feasibility	>25	••	- Similar scope to existing tie backs - Utilisation of existing facility capacity	- Early life sensitivity to oil price
Olympic Dam BFX Copper	Accelerated development into the Southern Mine Area, debottlenecking of existing surface infrastructure to increase production	<5 years	>2,000	Pre-feasibility	~20	••	- Resilient to price - Improved Cu grades in the Southern Mine Area	- Continued resource definition - Power network instability
Scarborough Petroleum	Tie back development to existing LNG facility	<5 years	<2,000	Pre-Feasibility	>15	Non Operated	- Tier 1 resource - Ability to process through North West Shelf	- Oversupply of LNG driving low price market environment - Remote field location, deep water, severe metocean conditions
Wards Well Metallurgical Coal	Long-life, premium hard coking coal resource, greenfield underground long-wall mine	>5 years	>1,000	Opportunity assessment	~15	••••	- Tier 1 resource - Proximity to existing operating assets	- Geological definition required to de-risk - Risk of impact on market supply - Supply chain logistic complexities
Resolution Copper	Underground block cave with attractive grade profile and competitive cost curve position	>5 years	<3,000	Conceptual	>15	Non Operated	- High copper grades - Resilient to price	- Non-operated JV - Technical risk due to caving at the resource depth and tailings options. - Permitting requirements
Jansen Stage 1[2] Potash	Tier 1 resource with valuable expansion optionality	<5 years	~5,000	Feasibility	~13	•••	- Tier 1 resource, stable jurisdiction - Operating costs of ~US$100/t (FOB Vancouver) - Unrivalled position of land	- Risk of market oversupply - New commodity entry - Sensitive to price - High capital cost and long payback
Jansen Stage 2-4 Potash	Sequenced brownfield expansions of up to 12 Mtpa (4 Mtpa per stage)	>15 years	~4,000 per stage	Opportunity assessment	~16	••	- Long term growth optionality and value generation	- Risk of market oversupply - Complexities from project size - Significant capital requirement - Further de-risking required
Aggregate					~17		**Aggregate unrisked value of ~US$15 bn spanning commodities and time periods**	

1. Projects as presented in May 2018 at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference; Global Investment Process (GIP) tollgate; IRR: Returns at 2018 analyst consensus price forecasts; ungeared, post-tax, nominal rates; Risk profile is based on a BHP assessment of each project against defined quantified and non-quantified risk metrics rated out of 5; 5 represents more risk.
2. Jansen Stage 1: IRR is ~14% excluding the remaining investment for completion of the shafts and installation of essential service infrastructure and utilities.

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BHP

Exploration – extending our conventional reserve life

Investment decisions made in accordance with our Capital Allocation Framework and fully consider the broader market impact

Options	Location	Ownership	Maturity	Earliest first production	Description	Planned future activity
Wildling Petroleum	USA - Gulf of Mexico	80+% Operator	Appraisal	Mid 2020s	Large oil resource across multiple horizons near operated infrastructure in US Gulf of Mexico	Complete additional appraisal to optimize development
Western GOM Petroleum	USA - Gulf of Mexico	100% Operator	Frontier	Early 2030s	Acquired a significant acreage position in Western Gulf of Mexico	Commenced acquisition of Ocean Bottom Node seismic survey in August 2018
Trion Petroleum	Mexico - Gulf of Mexico	60% Operator	Appraisal	Mid 2020s	Large oil discovery in the Mexican deepwater Gulf of Mexico.	Commenced drilling first operated appraisal well in November 2018
Magellan Southern Gas Petroleum	Trinidad and Tobago	65% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Rig completed 2 well exploration program in October 2018
Northern Gas Petroleum	Trinidad and Tobago	70% Operator	Exploration	Mid 2020s	Potential material gas play in Deepwater Trinidad, well positioned to the Atlantic LNG plant onshore T&T	Additional exploration to test other prospects following the recent Bongos-2 success
Northern Oil Petroleum	Trinidad and Tobago	70% Operator	Frontier	Late 2020s	Potential oil play in deepwater Trinidad	Further geotechnical analysis
Exmouth sub-basin Petroleum	Australia	35-75%	Exploration	Mid 2020s	Proved hydrocarbon system with producing oil and gas discoveries	3D seismic data has been received and is being analysed
Orphan Basin Petroleum	Canada	100% Operator	Frontier	Early 2030s	Recent bid success for blocks with large oil resource potential in the offshore Orphan Basin in Eastern Canada.	Exploration work programs of US$140 million up to FY2021
Samurai Petroleum	USA - Gulf of Mexico	50%	Appraisal	Early 2020s	Oil discovery in the Wildling mini basin	Appraised field in 2018 with Samurai-2 and Samurai-2 sidetrack. Evaluating further appraisal and development plans

Multi-billion barrel equivalent risked potential; unrisked NPV of up to US$15 billion*

Note: Petroleum exploration NPV: Unrisked values at BHP long-term price forecasts as presented in May 2018 at the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference.

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62

BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 21, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary